Exhibit 1

Suite 920-475 West Georgia Street	Tel: 1-604-689-0234
Vancouver, BC V6B 4M9	Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

PERU COPPER REPORTS SECOND QUARTER FINANCIAL RESULTS

Vancouver, British Columbia, Canada, August 15, 2005 - Peru Copper Inc. (TSX:PCR, PCR.WT / AMEX:CUP, CUP.WS) (“Peru Copper” or the “Company”) today filed its financial results for the three months ended June 30, 2005.

Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project.

On April 26, 2005 the Company announced an updated independent resource estimate for its Toromocho Project which includes 1.58 billion tonnes of measured and indicated mineral resource at an average copper equivalent grade of 0.68% and 257 million tonnes of inferred material at an average copper equivalent grade of 0.58%.

On June 20, 2005, the Company announced the results from the testing of seven composite samples that are metallurgically representative of the Toromocho deposit. The samples resulted in a concentrate assay of 26.9% copper and a copper recovery between 86% and 87%.

The Company prepares its financial statements in accordance with accounting policies and practices generally accepted in Canada (“Canadian GAAP”) and in U.S. dollars. For the second quarter of 2005, the Company recorded a loss of $0.8 million as compared to a loss of $0.2 million for the same period in 2004. Peru Copper’s expenses increased to $0.9 million for the second quarter of 2005, from $0.2 million for the 2004 period, primarily as a result of new operating expenses incurred from the increase in corporate activities. Peru Copper expenses all costs not directly related to its exploration and drilling efforts at the Toromocho Project. The Company capitalizes all stock-based compensation of vested options which relate to employees and consultants that work directly on the Toromocho Project. All other stock-based compensation is expensed. In the current period, stock-based compensation of $0.5 million was expensed in respect of the vesting of options to directors, officers, employees and consultants. The Company also recorded a recovery of C$0.25 million against the costs related to listing on the American Stock Exchange, as the Company’s underwriter agreed to compensate the Company for C$0.25 million for the American Stock Exchange registration process.

Additionally, Peru Copper incurred salary and director fees of $0.1 million during the period. These expenses were offset by $0.2 million of interest earned on cash balances. The Company maintains its cash and short-term, low risk investments in institutions with high credit worthiness.

All of the Company’s $6.1 million of exploration expenses during the second quarter 2005 have been capitalized under Canadian GAAP as exploration properties and all administration expenses of the Company have been expensed. Included in the $6.1 million are $2.7 million for drilling of 15,312 meters; salaries and consulting fees of $0.6 million; assays and sampling of $0.2 million; supplies and general of $0.7 million; value added tax of $0.6 million; stock based compensation of $0.1 million; royalty advance of $1.0 million and other costs of $0.2 million. The Company has 64 employees and several consultants working on the Toromocho Project.

Peru Copper had cash and cash equivalents of $31.0 million at June 30, 2005 as compared with $40.7 million at December 31, 2004. On June 30, 2005, $26.9 million was held in US dollars.

Peru Copper had a working capital of $30.8 million and $41.4 million as at June 30, 2005 and December 31, 2004, respectively.

Exploration Program

A two-phase exploration work program at the Toromocho Project began in 2004. Phase 1 included 44,000 meters of diamond drilling and was completed in January 2005. Based on a total of 48,230 meters of drilling through March 2005, an updated independent resource estimate for the Toromocho Project was prepared by Independent Mining Consultants Inc. (“IMC”).

The technical report shows a central core of measured and indicated resource, based on a copper equivalent cut-off grade of 0.60%, of 818 million tones with an average grade of 0.64% copper and a 0.90% copper equivalent. At a copper equivalent cut-off grade of 0.26%, the measured and indicated resource increases by an additional 763 million tonnes at an average grade of 0.33% copper and 0.44% copper equivalent. The total measured and indicated resource of 1.571 billion tonnes is estimated to contain 17.2 billion pounds of copper and 539 million pounds of molybdenum. A further 257 million tonnes of inferred resource is estimated to contain 2.5 billion pounds of copper and 51 million pounds of molybdenum. The stripping ratio for the entire deposit is reported by IMC to be 0.35 tonnes of waste to 1 tonne of mineralized material.

The Company’s metallurgical testing program has been successful in producing copper concentrates using ore from the Toromocho deposit and a traditional flotation process.

A total of 71,897 meters of drilling have now been completed by the Company through the end of July 2005. An additional 42,000 meters was drilled by Cerro de Pasco Corp. and Empressa Minera del Centro del Peru S.A. (“Centromin”), prior to the Company’s involvement with the project, which brings the total amount of drilling at Toromocho to over 115,000 meters. Metallurgical testing continues using samples from both Phase 1 and Phase 2 drilling. The Company recently reported results from seven composite samples that are metallurgically representative of the Toromocho deposit. The arithmetic average of the samples resulted in a concentrate array of 26.9% copper and a copper recovery that varies between 86% and 87%. A key component of the Phase 2 work plan is a prefeasibility study, which will begin in August and be completed in the current fiscal year. Subsequent to the prefeasibility study a full feasibility study will follow in 2006.

Peru Copper’s intention is to continue with its exploration program of the Toromocho concessions and to fulfill the Toromocho Option requirements.

A copy of the Company’s interim financial statements and related notes for the period ended June 30, 2005, together with Management’s Discussion and Analysis of financial condition and results of operations have been filed on SEDAR and are available at www.sedar.com and on the Company’s web site at www.perucopper.com.

For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com.

Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-1 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in the Peru Copper Inc. periodic filings with Canadian Securities Regulators. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Peru Copper does not assume the obligation to update any forward-looking statement.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of copper, the timing of completion of exploration activities and the determination and amount of estimated mineral resources involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Peru Copper Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the exploration and potential development of the properties owned by the company, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-1 as on file with the Securities and Exchange Commission in Washington, D.C. Although Peru Copper Inc. has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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